FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2010

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐    No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On July 21, 2010, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported the results of the Annual General Meeting of the Shareholders of the Company convened on July 21, 2010, as follows:

1.	The Company's engagement with IDB Development Corporation Ltd. in an arrangement providing for the use of space in the Company's offices.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 20,915,204

The amount of shares voted for: 20,805,479

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 5,832,256 of which 5,828,372 voted for approval of the transaction.

The amount of shares voted against: 3,884

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed as having a personal interest / as held by a controlling shareholder or someone on his/her behalf: 99.93%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.01%

2.	The Company's engagement with IDB Development Corporation Ltd .in an arrangement to receive support center services.

The shareholders resolved to vote for the proposal.

The amount of shares voted: 20,916,307

The amount of shares voted for: 20,737,009

The amount of shares voted which were not deemed as held by persons who have a personal interest / as held by a controlling shareholder or someone on his/her behalf: 5,831,352 of which 5,760,302 voted for approval of the transaction.

The amount of shares voted against: 71,050

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed as having a personal interest / as held by a controlling shareholder or someone on his/her behalf: 98.78%

The percentage of voters who voted against, out of the total voting rights in the Company: 0.24%

3.	In addition, the shareholders voted in favor of the following other matters on the agenda:

3.1 To re-elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Ami Erel, Avraham Fischer, Shay Livnat, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company.

3.2 To appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

3.3  To approve the payment of a bonus by the Company to the chairman of the Company's board of directors, Mr. Arie Mientkavich, in the sum of NIS 950,000 for the activities and special contribution of the chairman of the board of directors to the Company's business in 2009.

3.4  To approve the payment of a special bonus by the Company to a director of the Company, Prof. Gabi Barbash, in the sum of NIS 600,000 for his activities and contribution to a group company, 3DV Systems Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated: July 21, 2010